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                                   EXHIBIT 11
                STATEMENT RE COMPUTATION OF PER  SHARE EARNINGS


RETURN ON EQUITY AND ASSETS


                                                          12/31/97
                                                             TO
                                          ANNUALIZED       3/31/98
                                          ----------       -------
Return on average total assets             -7.7%            -1.9%
Return on average equity                  -37.1%            -9.3%
Dividend Payout Ratio                                        N/A
Average Equity to Average Assets                            20.7%

STATEMENT OF COMPUTER PER SHARE EARNINGS

Net Loss                                              (1,141,577)

Average Shares Outstanding                             1,495,000

Basic and Diluted Loss Per Share                          ($0.76)




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